DBS

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M



To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report unaudited financial results for the first quarter ended March 31, 2006.

For the first quarter of 2006, the Directors have declared an interim gross dividend of 17 cents for each DBSH non-voting convertible preference share ("CPS"), each DBSH non-voting redeemable CPS, and for each DBSH ordinary share (first quarter 2005: 11 cents).

The first quarter 2006 dividends will be paid less 20% Singapore income tax.

The first quarter 2006 dividends will be payable on May 26, 2006. DBS shares will be quoted ex-dividend on May 11, 2006. Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on May 17, 2006. Duly completed transfers received by the Company's Registrar, Tricor Barbinder Share Registration Services of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on May 16, 2006 will be registered to determine shareholders' entitlement to the first quarter 2006 dividends. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the first quarter 2006 dividends will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.



By order of the Board

Heng Lee Cheng (Ms)
Group Secretary

April 28, 2006
Singapore

*More information on the above announcement is available at* www.dbs.com/investor

# Performance Summary

Unaudited Financial Results
for the First Quarter ended
March 31, 2006

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

**Contents** **Page**

## OVERVIEW

DBS Group Holdings Ltd ("DBSH") prepares its consolidated DBSH Group ("Group") financial statements in accordance with Singapore Financial Reporting Standards ("FRS"), as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore.

| | 1st Qtr 2006 | 1st Qtr 2005 [1] | % chg | 4th Qtr 2005 | % chg |
|---|---|---|---|---|---|
| **Selected profit and loss items ($m)** | | | | | |
| Net interest income | 850 | 685 | 24 | 800 | 6 |
| Net fee and commission income | 262 | 229 | 14 | 241 | 9 |
| Net trading income | 108 | 82 | 32 | (18) | >100 |
| Net gain from non-trading investments | 38 | 25 | 52 | 33 | 15 |
| Other income | 12 | 17 | (29) | 58 | (79) |
| Operating income | 1,270 | 1,038 | 22 | 1,114 | 14 |
| Less: Operating expenses | 564 | 486 | 16 | 551 | 2 |
| Operating profit before provisions | 706 | 552 | 28 | 563 | 25 |
| Less: Provisions | 31 | 63 | (51) | 55 | (44) |
| Associates | 12 | 9 | 33 | 15 | (20) |
| Operating profit before tax | 687 | 498 | 38 | 523 | 31 |
| Net profit attributable to shareholders ("Net profit") before goodwill | 518 | 373 | 39 | 384 | 35 |
| Add: One-time gain [2] | - | - | - | 303 | NM |
| Less: Goodwill charges | - | - | - | 1,128 | NM |
| Net profit /(loss) | 518 | 373 | 39 | (441) | >100 |
| **Selected balance sheet items ($m)** | | | | | |
| Customer loans | 78,818 | 71,055 | 11 | 79,462 | (1) |
| Interbank loans | 22,647 | 27,851 | (19) | 23,816 | (5) |
| Total assets | 183,870 | 182,239 | 1 | 180,204 | 2 |
| Customer deposits | 119,067 | 115,931 | 3 | 116,884 | 2 |
| Total liabilities | 164,104 | 162,882 | 1 | 161,014 | 2 |
| Shareholders' funds | 17,348 | 16,923 | 3 | 16,724 | 4 |
| **Key financial ratios (%) (excluding one-time gain and goodwill charges)** | | | | | |
| Net interest margin | 2.23 | 1.82 | 23 | 2.06 | 8 |
| Non-interest/total income | 33.1 | 34.0 | (3) | 28.2 | 17 |
| Cost/income ratio | 44.4 | 46.8 | (5) | 49.5 | (10) |
| Return on assets | 1.14 | 0.83 | 37 | 0.85 | 34 |
| Return on equity [3] | 12.15 | 8.96 | 36 | 8.77 | 39 |
| Loan/deposit ratio | 66.2 | 61.3 | 8 | 68.0 | (3) |
| NPL ratio | 2.1 | 2.4 | (13) | 2.1 | - |
| Specific provisions (loan)/average loan | 20bp | 25bp | (20) | 35bp | (43) |
| Tier 1 capital adequacy ratio | 10.2 | 10.9 | (6) | 10.6 | (4) |
| Total capital adequacy ratio | 14.1 | 15.3 | (8) | 14.8 | (5) |
| **Per share data ($)** | | | | | |
| Per basic share | | | | | |
| – earnings excluding one-time gain and goodwill charges | 1.37 | 0.99 | 38 | 1.02 | 34 |
| – earnings | 1.37 | 0.99 | 38 | 0.47 | >100 |
| – net book value [3] | 11.27 | 11.03 | 2 | 10.87 | 4 |
| Per diluted share | | | | | |
| – earnings excluding one-time gain and goodwill charges | 1.32 | 0.96 | 38 | 0.98 | 35 |
| – earnings | 1.32 | 0.96 | 38 | 0.45 | >100 |
| – net book value [3] | 11.07 | 10.84 | 2 | 10.69 | 4 |

NM: Not meaningful

Notes:
1/ Figures for 1st Quarter 2005 have been restated to make them consistent with the current year's presentation.
2/ One-time gain of $303 million from the sale of office buildings in Singapore was recorded in 4th Quarter 2005.
3/ Minority interests are not included as equity in the computation of net asset value and return on equity.
4/ Return on assets, return on equity, specific provisions (loan)/average loan and per share data for the quarters are computed on an annualised basis.

The Group's net profit attributable to shareholders ("net profit") rose 39% to $518 million in first quarter 2006 from $373 million in first quarter 2005.

Compared to fourth quarter 2005, net profit was 35% higher if a one-time gain of $303 million from the sale of office buildings in Singapore and a $1,128 million accounting charge to impair a portion of unamortised goodwill for the purchase of DBS Hong Kong were excluded in the previous quarter. Comparisons with the previous quarter in the rest of the commentary exclude the effects of the one-time gain and goodwill charge.

Total operating income increased 22% from a year ago and 14% from the previous quarter to $1,270 million. The improvement was broad-based. As in recent quarters, interest and fee income continued to grow while trading income recovered after several quarters of subdued market activity.

Net interest income grew 24% to $850 million from first quarter 2005 and 6% from the previous quarter as margins rose. Fee income amounted to $262 million, up 14% from a year ago and 9% from the previous quarter. Better equity markets boosted stockbroking and asset management fees. Trading income grew significantly to $108 million from both comparative periods as a result of higher customer activities and better trading opportunities in the foreign exchange, credit and interest rate markets.

Operating expenses rose 16% from a year ago and 2% from the previous quarter to $564 million as a result of higher staff costs and computerisation expenses. However, as operating expenses did not grow as quickly as operating income, the cost-income ratio of 44% was better than both comparative periods.

Asset quality remained healthy. The non-performing loan (NPL) ratio of 2.1% was unchanged from the previous quarter and below the 2.4% a year ago. Provision charges of $31 million were also below both comparative periods as fewer new non-performing loans were recorded and the amount of loan and debt recoveries was higher.

The Group's return on assets improved to 1.14% compared to 0.83% in first quarter 2005 and 0.85% in the previous quarter. Return on equity rose to 12.2% compared to 9.0% a year ago and 8.8% in fourth quarter 2005.

**NET INTEREST INCOME**

| | 1st Qtr 2006 | | | 1st Qtr 2005 | | | 4th Qtr 2005 | | |
|---|---|---|---|---|---|---|---|---|---|
| **Average balance sheet** | **Average balance ($m)** | **Interest ($m)** | **Average rate (%)** | **Average balance ($m)** | **Interest ($m)** | **Average rate (%)** | **Average balance ($m)** | **Interest ($m)** | **Average rate (%)** |
| **Interest-bearing assets** | | | | | | | | | |
| Customer loans | 79,042 | 1,038 | 5.33 | 70,876 | 616 | 3.52 | 78,891 | 967 | 4.86 |
| Interbank assets | 27,216 | 194 | 2.89 | 35,554 | 181 | 2.06 | 25,105 | 164 | 2.59 |
| Securities | 48,604 | 503 | 4.20 | 46,602 | 380 | 3.31 | 50,109 | 476 | 3.77 |
| Total | 154,862 | 1,735 | 4.54 | 153,032 | 1,177 | 3.12 | 154,105 | 1,607 | 4.14 |
| **Interest-bearing liabilities** | | | | | | | | | |
| Customer deposits | 117,495 | 568 | 1.96 | 114,953 | 264 | 0.93 | 116,054 | 500 | 1.71 |
| Other borrowings | 30,142 | 317 | 4.27 | 31,987 | 228 | 2.89 | 31,646 | 307 | 3.85 |
| Total | 147,637 | 885 | 2.43 | 146,940 | 492 | 1.36 | 147,700 | 807 | 2.17 |
| **Net interest income/margin** [1/] | | 850 | 2.23 | | 685 | 1.82 | | 800 | 2.06 |

Note:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

Net interest income was 24% higher than a year ago from both a better asset mix and higher interest spreads. Customer loans rose 11%, boosting the loan-deposit ratio to 66% from 61% a year earlier. Interest spreads were significantly higher as loan yields rose faster than funding costs.

In Singapore, floating-rate corporate and SME loans rose in line with higher interbank rates, while housing loan yields increased with board rates. In Hong Kong, the spread between Hong Kong prime rates and Hibor was also significantly higher. The spread has been rising since first quarter 2005.

Compared to the previous quarter, the 6% improvement in net interest income was also due to better spreads as loan yields rose at a quicker pace than funding costs. Customer loans fell 1% during the quarter.

The following table shows that, against both comparative periods, the rise in net interest income has been due more to improved margins, reflecting DBS' deposit franchise in Singapore as well as the increase in Hong Kong interest rate spreads.

| **Volume and rate analysis ($m)** Increase/(decrease) due to change in | 1st Qtr 2006 versus 1st Qtr 2005 | | | 1st Qtr 2006 versus 4th Qtr 2005 | | |
|---|---|---|---|---|---|---|
| | Volume | Rate | Net change | Volume | Rate | Net change |
| **Interest income** | | | | | | |
| Customer loans | 71 | 352 | 423 | 2 | 92 | 94 |
| Interbank items | (42) | 55 | 13 | 14 | 21 | 35 |
| Securities | 16 | 107 | 123 | (14) | 52 | 38 |
| Total | 45 | 514 | 559 | 2 | 165 | 167 |
| **Interest expense** | | | | | | |
| Customer deposits | 6 | 298 | 304 | 7 | 74 | 81 |
| Other borrowings | (12) | 102 | 90 | (14) | 31 | 17 |
| Total | (6) | 400 | 394 | (7) | 105 | 98 |
| **Net impact on interest income** | 51 | 114 | 165 | 9 | 60 | 69 |
| Due to change in number of days | | | - | | | (19) |
| **Net interest income** | | | 165 | | | 50 |

**NET FEE AND COMMISSION INCOME**

| ($m) | 1st Qtr 2006 | 1st Qtr 2005 | % chg | 4th Qtr 2005 | % chg |
|---|---|---|---|---|---|
| Stockbroking | 43 | 28 | 54 | 24 | 79 |
| Investment banking | 19 | 22 | (14) | 45 | (58) |
| Trade and remittances | 44 | 39 | 13 | 41 | 7 |
| Loan related | 34 | 45 | (24) | 28 | 21 |
| Guarantees | 8 | 8 | - | 6 | 33 |
| Deposit related | 19 | 19 | - | 20 | (5) |
| Credit card | 24 | 17 | 41 | 23 | 4 |
| Fund management | 22 | 10 | >100 | 12 | 83 |
| Wealth management | 36 | 32 | 13 | 32 | 13 |
| Others | 13 | 9 | 44 | 10 | 30 |
| Total | 262 | 229 | 14 | 241 | 9 |

The biggest contributors to the improvement in fee income were stockbroking and asset management. Buoyant regional equity markets boosted DBS Vickers' trading volumes as well as fund inflows into asset management.

Fees from trade and remittances, credit cards and wealth management also increased. Unit trust sales rose 45% from a year ago and 93% from the previous quarter to $1.26 billion and were the highest in several quarters. Investment banking fees, however, were below the previous quarter when IPO activity was substantially higher.

## OTHER NON-INTEREST INCOME

| ($m) | 1st Qtr 2006 | 1st Qtr 2005 | % chg | 4th Qtr 2005 | % chg |
|---|---|---|---|---|---|
| Net trading income | 108 | 82 | 32 | (18) | >100 |
| From trading businesses | 113 | 73 | 55 | 5 | >100 |
| From other businesses | (5) | 9 | (>100) | (23) | 78 |
| Net gain on non-trading investments | 38 | 25 | 52 | 33 | 15 |
| Net gain on fixed assets 1/ | - | 3 | (100) | 3 | (100) |
| Others (include dividend and rental income) | 12 | 14 | (14) | 55 | (78) |
| Total | 158 | 124 | 27 | 73 | >100 |

Note:
1/ Exclude one-time gain of $303 million from the sale of office buildings in Singapore in 4th Quarter 2005.

Net trading income from trading businesses amounted to $113 million for first quarter 2006, higher that the $73 million a year ago and the $5 million in the previous quarter. The current quarter benefited from increased trading opportunities in all markets and higher demand from corporate and SME clients to hedge their foreign exchange risks.

Other income declined $43 million as the previous quarter included one-time special dividends received from two equity holdings. Rental income was lower compared to a year ago following the sale of office buildings in Singapore in December 2005.

## OPERATING EXPENSES

| ($m) | 1st Qtr 2006 | 1st Qtr 2005 | % chg | 4th Qtr 2005 | % chg |
|---|---|---|---|---|---|
| Staff | 300 | 265 | 13 | 279 | 8 |
| Occupancy | 46 | 43 | 7 | 52 | (12) |
| Computerisation | 92 | 74 | 24 | 81 | 14 |
| Revenue-related | 23 | 22 | 5 | 27 | (15) |
| Others | 103 | 82 | 26 | 112 | (8) |
| Total | 564 | 486 | 16 | 551 | 2 |
| Staff headcount at period-end | 12,673 | 11,649 | 9 | 12,728 | (1) |

Operating expenses increased 16% from a year ago and 2% from the previous quarter to $564 million.

Staff costs rose 13% from a year ago due to an increase in headcount and, with the stronger performance this quarter, a higher variable bonus. Compared to the previous quarter, staff costs were 8% higher amid a tight labour market. Headcount grew 9% from a year ago to 12,673 to support higher business volumes but was down slightly from the previous quarter.

Expenses for computerisation were higher than both comparative periods as a result of higher IT depreciation and expenses on major projects such as Basel 2. Advertising and external consultancy fees were also higher compared to a year ago, but were lower compared to the previous quarter.

**PROVISION CHARGES**

| ($m) | 1st Qtr 2006 | 1st Qtr 2005 | % chg | 4th Qtr 2005 | % chg |
|---|---|---|---|---|---|
| General provisions | 14 | 15 | (7) | - | NM |
| **Specific provisions for loans** | 40 | 44 | (9) | 71 | (44) |
| Singapore | 13 | 22 | (41) | 56 | (77) |
| Hong Kong | 18 | 12 | 50 | 17 | 6 |
| Other countries | 9 | 10 | (10) | (2) | >100 |
| Specific provisions for securities, properties and other assets | (23) | 4 | (>100) | (16) | (44) |
| Total | 31 | 63 | (51) | 55 | (44) |

Total provision charges decreased to $31 million from $63 million a year ago and $55 million in the previous quarter.

A general provision charge of $14 million was taken in first quarter 2006 for higher off-balance sheet liabilities.

Specific provision charges for loans amounted to $40 million compared to $44 million for first quarter 2005 and $71 million in fourth quarter 2005. Specific provision charges for consumer and SME loans were lower compared to the previous quarter.

The write-back in specific provisions for securities, properties and other assets of $23 million during the quarter was for a recovery of a corporate debt security.

**PERFORMANCE BY BUSINESS UNIT**

| ($m) | CBG | EB | CIB | GFM | CTU | Central Ops | Total |
|---|---|---|---|---|---|---|---|
| **Selected profit and loss items** | | | | | | | |
| **1st Qtr 2006** | | | | | | | |
| Net interest income | 417 | 167 | 127 | 145 | 69 | (75) | 850 |
| Non-interest income | 122 | 84 | 113 | 68 | 10 | 23 | 420 |
| Operating expenses | 232 | 81 | 88 | 96 | 9 | 58 | 564 |
| Provisions | 3 | 20 | (17) | 0 | 0 | 25 | 31 |
| Operating profit before tax | 304 | 150 | 169 | 118 | 70 | (124) | 687 |
| **4th Qtr 2005** [1/] | | | | | | | |
| Net interest income | 367 | 159 | 127 | 161 | 94 | (108) | 800 |
| Non-interest income | 121 | 53 | 149 | (26) | (48) | 65 | 314 |
| Operating expenses | 245 | 79 | 91 | 106 | 8 | 22 | 551 |
| Provisions | 20 | 47 | 36 | (4) | (1) | (43) | 55 |
| Operating profit before tax | 223 | 86 | 149 | 33 | 39 | (7) | 523 |
| **1st Qtr 2005** | | | | | | | |
| Net interest income | 310 | 132 | 101 | 94 | 70 | (22) | 685 |
| Non-interest income | 114 | 57 | 90 | 76 | (28) | 44 | 353 |
| Operating expenses | 221 | 67 | 72 | 88 | 7 | 31 | 486 |
| Provisions | 18 | 22 | 34 | (2) | 0 | (9) | 63 |
| Operating profit before tax | 185 | 100 | 85 | 84 | 35 | 9 | 498 |
| **Selected balance sheet items** | | | | | | | |
| **Mar 31, 2006** | | | | | | | |
| Total assets before goodwill | 28,897 | 18,094 | 32,668 | 72,037 | 24,058 | 2,282 | 178,036 |
| Total liabilities | 70,922 | 18,192 | 17,816 | 35,929 | 1,749 | 19,496 | 164,104 |
| Capital expenditure for 1st Qtr 2006 | 3 | 2 | 2 | 6 | 1 | 25 | 39 |
| Depreciation for 1st Qtr 2006 | 6 | 3 | 1 | 5 | 2 | 16 | 33 |
| **Dec 31, 2005** | | | | | | | |
| Total assets before goodwill | 29,518 | 18,396 | 32,824 | 68,758 | 24,047 | 858 | 174,401 |
| Total liabilities | 68,415 | 17,862 | 17,953 | 32,980 | 1,417 | 22,387 | 161,014 |
| Capital expenditure for 4th Qtr 2005 | 22 | 12 | 3 | 11 | 6 | 75 | 129 |
| Depreciation for 4th Qtr 2005 | 7 | 3 | 1 | 5 | 1 | 18 | 35 |
| **Mar 31, 2005** | | | | | | | |
| Total assets before goodwill | 28,885 | 17,043 | 28,640 | 73,980 | 24,436 | 2,324 | 175,308 |
| Total liabilities | 66,603 | 16,454 | 18,110 | 40,578 | 2,442 | 18,695 | 162,882 |
| Capital expenditure for 1st Qtr 2005 | 6 | 1 | 1 | 3 | - | 10 | 21 |
| Depreciation for 1st Qtr 2005 | 7 | 4 | 1 | 6 | 2 | 18 | 38 |

Note:
1/ *4th Quarter 2005 income and profits exclude one-time gain and goodwill charges.*

Consumer Banking's (CBG) net interest income was higher than both comparative periods as customer deposit volumes grew in Hong Kong and especially Singapore. Interest spreads were also higher in both locations. Operating expenses declined from the previous quarter as advertising costs fell, but rose from a year ago as staff and non-staff costs increased.

Enterprise Banking's (EB) loan volumes and interest spreads were higher in Singapore compared to the previous quarter. Net interest income was higher than a year ago as loan and deposit volumes in Singapore and Hong Kong grew. Non-interest income was boosted by sales of foreign exchange products in Hong Kong.

Corporate and Investment Banking's (CIB) interest income was stable from the previous quarter as loans were largely unchanged, but higher than a year ago due to higher loan volumes. Non-interest income was lower compared to the previous quarter due to a decline in IPO activity.

Global Financial Markets (GFM) had higher net interest income from its interest rate and other trading activities compared to a year ago. Non-interest income this quarter also incorporated higher stockbroking commissions.

Compared to the previous quarter and a year ago, Central Treasury (CTU) had higher gains in interest rate positions and from investment sales.

Central Operations encompasses a range of activities resulting from corporate decisions and income and expenses not attributed to other business segments. Asset management and private banking activities are also included in this segment.

**PERFORMANCE BY GEOGRAPHY**

| ($m) | S'pore | Hong Kong | Rest of Greater China | South and South-east Asia | Rest of world | Total |
|---|---|---|---|---|---|---|
| **Selected profit and loss items** | | | | | | |
| **1st Qtr 2006** | | | | | | |
| Net interest income | 526 | 278 | 9 | 22 | 15 | 850 |
| Non-interest income | 290 | 90 | 19 | 14 | 7 | 420 |
| Operating expenses | 355 | 162 | 14 | 22 | 11 | 564 |
| Provisions | (5) | 19 | 6 | (1) | 12 | 31 |
| Operating profit before tax | 463 | 187 | 8 | 30 | (1) | 687 |
| **4th Qtr 2005** 1/ | | | | | | |
| Net interest income | 471 | 275 | 9 | 29 | 16 | 800 |
| Non-interest income | 216 | 65 | 21 | 4 | 8 | 314 |
| Operating expenses | 316 | 179 | 17 | 23 | 16 | 551 |
| Provisions | 24 | 25 | 5 | 3 | (2) | 55 |
| Operating profit before tax | 349 | 136 | 8 | 20 | 10 | 523 |
| **1st Qtr 2005** | | | | | | |
| Net interest income | 437 | 205 | 8 | 19 | 16 | 685 |
| Non-interest income | 217 | 98 | 11 | 15 | 12 | 353 |
| Operating expenses | 302 | 152 | 8 | 12 | 12 | 486 |
| Provisions | 29 | 8 | 11 | 3 | 12 | 63 |
| Operating profit before tax | 324 | 143 | - | 27 | 4 | 498 |
| ***Total assets before goodwill*** | | | | | | |
| Mar 31, 2006 | 116,690 | 42,831 | 5,806 | 4,383 | 8,326 | 178,036 |
| Dec 31, 2005 | 116,087 | 41,393 | 5,861 | 3,781 | 7,279 | 174,401 |
| Mar 31, 2005 | 117,922 | 41,496 | 5,153 | 3,148 | 7,589 | 175,308 |

Note:
1/ 4th Quarter 2005 income and profits exclude one-time gain and goodwill charges.

Singapore

Operating profit before tax increased 33% from the previous quarter and 43% from a year ago to $463 million.

The improvement was due to higher net interest income and non-interest income, partially offset by higher operating expenses.

Net interest income rose 12% from the previous quarter due to better margins. Compared to a year ago, net interest income was up 20% as loan and deposit volumes increased and margins rose.

Non-interest income increased 34% from both comparative periods as fee income and trading gains were higher.

Operating expenses increased 12% from the previous quarter as staff cost and computerisation expenses increased. Compared to a year ago, the increase of 18%

was due to higher staff costs, computerisation expenses, advertising and professional fees.

Hong Kong

Operating profit before tax increased 38% from fourth quarter 2005 and 31% from first quarter 2005 to $187 million. The current quarter's results incorporate a 3% appreciation in the Singapore dollar against the Hong Kong dollar compared to fourth quarter 2005. Exchange translation effects were insignificant compared to first quarter 2005.

Net interest income was up 1% from the previous quarter and 36% from a year ago due to a wider spread between prime lending rates and funding costs.

Non-interest income increased 38% from higher sales of wealth management and foreign exchange products compared to fourth quarter 2005. Compared to a year ago, non-interest income declined 8%. Higher fee income was partially offset by the impact of FRS39 on marked-to-market positions. In addition, there had been an $11 million one-time gain from the divestment of a stake in Banco de Oro, a bank in the Philippines, in first quarter 2005.

Operating expenses were 9% lower from the previous quarter due partly to seasonal factors, but up 7% from a year ago from higher staff costs. Provision charge doubled from a year ago due to a general provision write-back in first quarter 2005.

Other regions

DBS' operations outside Singapore and Hong Kong are in their build-up phase and do not yet have a significant impact on the Group. The largest earnings contributions are currently from Indonesia (through a 99%-owned subsidiary) and the Philippines (through a 20% associate stake in Bank of the Philippine Islands).

**CUSTOMER LOANS**

| ($m) | Mar 31, 2006 | Dec 31, 2005 | Mar 31, 2005 |
|---|---|---|---|
| Gross | 80,267 | 80,949 | 72,453 |
| Less: | | | |
| Specific provisions ("SP") | 611 | 636 | 573 |
| General provisions ("GP") | 838 | 851 | 825 |
| Net total | 78,818 | 79,462 | 71,055 |
| **By business unit** | | | |
| Consumer Banking | 28,914 | 29,686 | 28,989 |
| Enterprise Banking | 19,123 | 19,234 | 17,087 |
| Corporate and Investment Banking | 26,542 | 26,478 | 22,913 |
| Others | 5,688 | 5,551 | 3,464 |
| Total (Gross) | 80,267 | 80,949 | 72,453 |
| **By geography** | | | |
| Singapore | 44,381 | 45,280 | 40,361 |
| Hong Kong | 26,198 | 26,669 | 24,672 |
| Rest of Greater China | 3,120 | 2,953 | 2,187 |
| South and South-east Asia | 2,492 | 2,287 | 2,196 |
| Rest of the world | 4,076 | 3,760 | 3,037 |
| Total (Gross) | 80,267 | 80,949 | 72,453 |
| **By industry** | | | |
| Manufacturing | 9,010 | 8,536 | 7,697 |
| Building and construction | 9,772 | 8,958 | 8,725 |
| Housing loans | 24,388 | 25,005 | 24,412 |
| General commerce | 8,343 | 8,639 | 7,486 |
| Transportation, storage & communications | 6,717 | 6,884 | 5,203 |
| Financial institutions, investment & holding companies | 9,734 | 9,785 | 6,212 |
| Professionals & private individuals (except housing loans) | 7,340 | 7,204 | 7,047 |
| Others | 4,963 | 5,938 | 5,671 |
| Total (Gross) | 80,267 | 80,949 | 72,453 |
| **By currency** | | | |
| Singapore dollar | 33,395 | 33,571 | 34,419 |
| Hong Kong dollar | 24,187 | 24,721 | 23,055 |
| US dollar | 14,714 | 16,214 | 10,830 |
| Others | 7,971 | 6,443 | 4,149 |
| Total (Gross) | 80,267 | 80,949 | 72,453 |

Compared to December 2005, customer loans fell 1% as housing loans declined 2% due to higher repayments in Singapore and competitive pressures in Hong Kong. SME loans rose in both Singapore and Hong Kong, but SME loans in Hong Kong fell in Singapore-dollar terms due to exchange translation effects. Corporate loans were flat as drawdowns were offset by several large loan maturities.

Compared to December 2005, a fall in customer loans in Singapore and Hong Kong was partially offset by higher volumes in other regions.

Loans booked in Singapore fell 2% to $44,381 million mainly due to a decline in foreign-currency loans. DBS' Singapore-dollar loans were little changed at $33,395 million.

Loans booked in Hong Kong fell 2% to $26,198 million due to exchange rate effects. In Hong Kong dollar terms, they were slightly higher.

## NON-PERFORMING ASSETS AND PROVISION COVERAGE

| By business unit | NPA ($m) | SP ($m) | GP ($m) | NPL (% of loans) | (GP+SP)/NPA (%) | (GP+SP)/ unsecured NPA (%) |
|---|---|---|---|---|---|---|
| **Mar 31, 2006** | | | | | | |
| Consumer Banking | 339 | 110 | 288 | 1.2 | 117 | 322 |
| Enterprise Banking | 740 | 294 | 189 | 3.9 | 65 | 144 |
| Corporate and Investment Banking | 509 | 235 | 263 | 1.9 | 98 | 184 |
| Others | 80 | 32 | 140 | 1.4 | 214 | 521 |
| Total non-performing loans ("NPL") | 1,668 | 671 | 880 | 2.1 | 93 | 204 |
| Debt securities | 37 | 18 | 71 | - | 239 | 490 |
| Contingent liabilities | 45 | 15 | 94 | - | 244 | 714 |
| Total non-performing assets ("NPA") | 1,750 | 704 | 1,045 | - | 100 | 218 |
| **Dec 31, 2005** | | | | | | |
| Consumer Banking | 344 | 111 | 296 | 1.2 | 118 | 326 |
| Enterprise Banking | 691 | 283 | 190 | 3.6 | 68 | 144 |
| Corporate and Investment Banking | 573 | 267 | 262 | 2.2 | 92 | 155 |
| Others | 83 | 32 | 132 | 1.5 | 196 | 480 |
| Total non-performing loans | 1,691 | 693 | 880 | 2.1 | 93 | 190 |
| Debt securities | 130 | 57 | 71 | - | 99 | 209 |
| Contingent liabilities | 44 | 19 | 80 | - | 227 | 451 |
| Total non-performing assets | 1,865 | 769 | 1,031 | - | 97 | 198 |
| **Mar 31, 2005** | | | | | | |
| Consumer Banking | 350 | 112 | 289 | 1.2 | 115 | 342 |
| Enterprise Banking | 590 | 239 | 169 | 3.5 | 69 | 155 |
| Corporate and Investment Banking | 697 | 234 | 227 | 3.0 | 66 | 131 |
| Others | 133 | 54 | 163 | 3.9 | 163 | 391 |
| Total non-performing loans | 1,770 | 639 | 848 | 2.4 | 84 | 189 |
| Debt securities | 138 | 53 | 73 | - | 90 | 204 |
| Contingent liabilities | 20 | 10 | 118 | - | 632 | 1,135 |
| Total non-performing assets | 1,928 | 702 | 1,039 | - | 90 | 202 |

| By geography | NPA ($m) | SP ($m) | GP ($m) | NPL (% of loans) | (GP+SP)/NPA (%) | (GP+SP)/ unsecured NPA |
|---|---|---|---|---|---|---|
| **Mar 31, 2006** | | | | | | |
| Singapore | 903 | 375 | 440 | 2.2 | 90 | 201 |
| Hong Kong | 396 | 139 | 278 | 1.5 | 105 | 258 |
| Rest of Greater China | 89 | 38 | 35 | 2.9 | 82 | 191 |
| South and South-east Asia | 123 | 20 | 61 | 3.1 | 65 | 112 |
| Rest of the World | 157 | 99 | 66 | 3.2 | 105 | 196 |
| Total non-performing loans | 1,668 | 671 | 880 | 2.1 | 93 | 204 |
| Debt securities | 37 | 18 | 71 | - | 239 | 490 |
| Contingent liabilities | 45 | 15 | 94 | - | 244 | 714 |
| Total non-performing assets | 1,750 | 704 | 1,045 | - | 100 | 218 |
| **Dec 31, 2005** | | | | | | |
| Singapore | 883 | 382 | 449 | 2.1 | 94 | 203 |
| Hong Kong | 395 | 139 | 291 | 1.5 | 109 | 263 |
| Rest of Greater China | 91 | 36 | 23 | 3.2 | 65 | 88 |
| South and South-east Asia | 131 | 68 | 60 | 3.7 | 98 | 166 |
| Rest of the World | 191 | 68 | 57 | 3.7 | 65 | 92 |
| Total non-performing loans | 1,691 | 693 | 880 | 2.1 | 93 | 190 |
| Debt securities | 130 | 57 | 71 | - | 99 | 209 |
| Contingent liabilities | 44 | 19 | 80 | - | 227 | 451 |
| Total non-performing assets | 1,865 | 769 | 1,031 | - | 97 | 198 |
| **Mar 31, 2005** | | | | | | |
| Singapore | 872 | 338 | 400 | 2.3 | 85 | 194 |
| Hong Kong | 456 | 174 | 269 | 1.8 | 97 | 262 |
| Rest of Greater China | 63 | 16 | 24 | 3.6 | 63 | 70 |
| South and South-east Asia | 171 | 83 | 38 | 5.5 | 71 | 117 |
| Rest of the World | 208 | 28 | 117 | 4.3 | 70 | 186 |
| Total non-performing loans | 1,770 | 639 | 848 | 2.4 | 84 | 189 |
| Debt securities | 138 | 53 | 73 | - | 90 | 204 |
| Contingent liabilities | 20 | 10 | 118 | - | 632 | 1,135 |
| Total non-performing assets | 1,929 | 702 | 1,039 | - | 90 | 202 |

| By industry<br>($m) | Mar 31, 2006 NPA | Mar 31, 2006 SP | Dec 31, 2005 NPA | Dec 31, 2005 SP | Mar 31, 2005 NPA | Mar 31, 2005 SP |
|---|---|---|---|---|---|---|
| Manufacturing | 358 | 186 | 434 | 225 | 406 | 172 |
| Building and construction | 125 | 42 | 103 | 37 | 177 | 55 |
| Housing loans | 257 | 68 | 256 | 66 | 242 | 67 |
| General commerce | 405 | 165 | 367 | 150 | 238 | 98 |
| Transportation, storage & communications | 31 | 14 | 30 | 13 | 25 | 9 |
| Financial institutions, investment & holding companies | 176 | 46 | 164 | 47 | 193 | 56 |
| Professionals & private individuals (except housing loans) | 193 | 81 | 204 | 84 | 245 | 110 |
| Others | 123 | 69 | 133 | 71 | 244 | 72 |
| Total non-peforming loans | 1,668 | 671 | 1,691 | 693 | 1,770 | 639 |
| Debt securities | 37 | 18 | 130 | 57 | 138 | 53 |
| Contingent liabilities | 45 | 15 | 44 | 19 | 20 | 10 |
| Total non-performing assets | 1,750 | 704 | 1,865 | 769 | 1,928 | 702 |

| By loan classification<br>($m) | Mar 31, 2006 NPA | Mar 31, 2006 SP | Dec 31, 2005 NPA | Dec 31, 2005 SP | Mar 31, 2005 NPA | Mar 31, 2005 SP |
|---|---|---|---|---|---|---|
| **Non-performing assets** | | | | | | |
| Substandard | 1,109 | 94 | 1,220 | 156 | 1,385 | 188 |
| Doubtful | 249 | 223 | 276 | 244 | 178 | 149 |
| Loss | 392 | 387 | 369 | 369 | 365 | 365 |
| Total | 1,750 | 704 | 1,865 | 769 | 1,928 | 702 |
| **Restructured assets** | | | | | | |
| Substandard | 345 | 45 | 429 | 85 | 531 | 106 |
| Doubtful | 79 | 50 | 26 | 27 | 11 | 11 |
| Loss | 44 | 44 | 41 | 41 | 45 | 44 |
| Total | 468 | 139 | 496 | 153 | 587 | 161 |

| By collateral type<br>($m) | Mar 31, 2006<br>NPA | Dec 31, 2005<br>NPA | Mar 31, 2005<br>NPA |
|---|---|---|---|
| Unsecured non-performing assets | 803 | 911 | 861 |
| **Secured non-performing assets by collateral type** | | | |
| Properties | 683 | 675 | 809 |
| Shares and debentures | 51 | 68 | 125 |
| Fixed deposits | 33 | 36 | 9 |
| Others | 180 | 175 | 124 |
| Total | 1,750 | 1,865 | 1,928 |

**By period overdue**

| ($m) | Mar 31, 2006 NPAs | Dec 31, 2005 NPAs | Mar 31, 2005 NPAs |
|---|---|---|---|
| Not overdue | 519 | 697 | 800 |
| <90 days overdue | 377 | 353 | 303 |
| 91-180 days overdue | 205 | 157 | 143 |
| >180 days overdue | 649 | 658 | 682 |
| Total | 1,750 | 1,865 | 1,928 |

The Group's NPLs fell to $1,668 million from $1,691 million in December 2005 and $1,770 million in March 2005. As a percentage of loans, the NPL rate was unchanged at 2.1% from the previous quarter and lower than the 2.4% a year ago.

Including debt securities and contingent liabilities, the amount of non-performing assets (NPAs) fell to $1,750 million from $1,865 million in the previous quarter and $1,928 million a year ago.

NPL rates improved in all geographical regions from a year ago. Compared to the previous quarter, NPL rates outside of Singapore and Hong Kong were better.

By business unit, the NPL rate for consumer loans remained the lowest. The rate for corporate loans improved slightly over both comparative periods, while the rate for SME loans deteriorated marginally.

The proportion of NPAs in the substandard category fell to 63% from 65% in the previous quarter and 72% a year ago. Most of the NPA recoveries over the past year have been from the substandard category. The amount of doubtful and loss NPAs has remained stable.

Provision coverage increased to 100% of NPAs from 97% in the previous quarter and 90% at a year ago.

**FUNDING SOURCES**

| ($m) | Mar 31, 2006 | Dec 31, 2005 | Mar 31, 2005 |
|---|---|---|---|
| Customer deposits | 119,067 | 116,884 | 115,931 |
| Interbank liabilities | 10,674 | 8,959 | 13,708 |
| Other borrowings and liabilities | 36,781 | 37,637 | 35,677 |
| Shareholders' funds | 17,348 | 16,724 | 16,923 |
| Total | 183,870 | 180,204 | 182,239 |

**CUSTOMER DEPOSITS**

| ($m) | Mar 31, 2006 | Dec 31, 2005 | Mar 31, 2005 |
|---|---|---|---|
| **By currency** | | | |
| Singapore dollar | 65,400 | 64,112 | 65,046 |
| US dollar | 21,838 | 22,676 | 24,071 |
| Hong Kong dollar | 20,521 | 19,736 | 18,180 |
| Others | 11,308 | 10,360 | 8,634 |
| Total | 119,067 | 116,884 | 115,931 |
| **By product** | | | |
| Savings accounts | 45,402 | 45,409 | 48,823 |
| Current accounts | 13,945 | 14,004 | 13,077 |
| Fixed deposits | 57,145 | 54,585 | 48,839 |
| Other deposits | 2,575 | 2,886 | 5,192 |
| Total | 119,067 | 116,884 | 115,931 |

The Group's total funding rose 2% from the previous quarter and 1% from a year ago to $183,870 million.

Compared to end December 2005, Singapore-dollar deposits increased 2% to $65,400 million. Hong Kong-dollar deposits rose 4% to $20,521 million.

The proportion of fixed deposits continued to increase as customers sought higher yields in a rising interest rate environment.

## VALUE AT RISK AND TRADING INCOME

The Group uses a Value at Risk ("VaR") measure as one mechanism for controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the DBSH Group for the period from April 1, 2005 to March 31, 2006.

| | | April 1, 2005 to March 31, 2006 | | |
|---|---|---|---|---|
| ($m) | As at March 31, 2006 | Average | High [1] | Low [1] |
| Interest rate | 19.1 | 23.5 | 31.9 | 17.5 |
| FX | 7.4 | 6.6 | 15.5 | 1.7 |
| Equity | 5.6 | 6.0 | 28.0 | 3.0 |
| Diversification effect | (12.9) | (13.9) | - | - |
| | 19.2 | 22.2 | 35.5 | 16.1 |

Note:
1/ The high (& low) VaR figures reported for each risk class did not necessarily occur on the same day as the high (& low) reported for total. A corresponding diversification effect cannot be calculated and is therefore omitted from the table.

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the period from April 1, 2005 to March 31, 2006.


Group VaR for Trading Book
No. of Days
0
5
10
15
20
25
30
35
40
>15-16
>16-17
>17-18
>18-19
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
>27-28
>28-29
>29-30
>30-31
>31-32
>32-33
>33-34
>34-35
>35-36
>36-37
>37-38
>38-39
>39-40
VaR ($ millions)


Daily Distribution of Group Trading Income
No. of days
0
10
20
30
40
50
60
>(12)-(10)
>(10)-(8)
>(8)-(6)
>(6)-(4)
>(4)-(2)
>(2)-0
>0-2
>2-4
>4-6
>6-8
>8-10
>10-12
>12-14
>14-16
>16-18
>18-20
Trading income ( $ millions)

## CAPITAL ADEQUACY

| ($m) | Mar 31, 2006 | Dec 31, 2005 | Mar 31, 2005 |
|---|---|---|---|
| Tier 1 | | | |
| Paid-up ordinary and preference shares | 1,567 | 1,564 | 1,561 |
| Disclosed reserves and others | 17,728 | 17,377 | 17,197 |
| Less: Goodwill | (5,834) | (5,823) | (6,931) |
| Total | 13,461 | 13,118 | 11,827 |
| Tier 2 | | | |
| Cumulative general provisions | 976 | 963 | 971 |
| Subordinated debts | 4,034 | 4,222 | 4,416 |
| Others | 84 | 13 | (613) |
| Total | 5,094 | 5,198 | 4,774 |
| Total capital | 18,555 | 18,316 | 16,601 |
| Risk-weighted assets | 131,810 | 123,847 | 108,847 |
| Capital adequacy ratio (%) | | | |
| Tier I ratio | 10.2 | 10.6 | 10.9 |
| Tier II ratio | 3.9 | 4.2 | 4.4 |
| Total (Tier I & II) ratio | 14.1 | 14.8 | 15.3 |

Based on regulatory guidelines, the Group's total capital adequacy ratio fell to 14.1% from 14.8% at end December 2005. Tier 1 capital also declined to 10.2% from 10.6% at end December 2005.

The decline in the Group's total capital adequacy ratio was due to an increase in risk-weighted assets and the accrual of dividends for fourth quarter 2005.

## UNREALISED VALUATION SURPLUS

| ($m) | Mar 31, 2006 | Dec 31, 2005 | Mar 31, 2005 |
|---|---|---|---|
| Properties | 425 | 416 | 734 |
| Non-trading investments | 15 | 25 | 60 |
| Total | 440 | 441 | 794 |

The amount of unrealised valuation surpluses fell from $794 million a year ago to $440 million due to the sale of office buildings in Singapore in December 2005.

# DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

## Unaudited Consolidated Income Statement

| In $ millions | 1st Qtr 2006 | 1st Qtr 2005 | +/(-) % | 4th Qtr 2005 | +/(-) % |
|---|---|---|---|---|---|
| **Operating income** | | | | | |
| Interest income | 1,735 | 1,177 | 47 | 1,607 | 8 |
| Interest expense | 885 | 492 | 80 | 807 | 10 |
| Net interest income | 850 | 685 | 24 | 800 | 6 |
| Net fee and commission income | 262 | 229 | 14 | 241 | 9 |
| Net trading income | 108 | 82 | 32 | (18) | >100 |
| Net gain from non-trading investments | 38 | 25 | 52 | 33 | 15 |
| Other income | 12 | 17 | (29) | 361 | (97) |
| Total operating income | 1,270 | 1,038 | 22 | 1,417 | (10) |
| **Operating expenses** | | | | | |
| Personnel expenses | 300 | 265 | 13 | 279 | 8 |
| General and administrative expenses | 231 | 183 | 26 | 237 | (3) |
| Depreciation of properties and other fixed assets | 33 | 38 | (13) | 35 | (6) |
| Goodwill charges | - | - | NM | 1,128 | NM |
| Provisions for credit and other losses | 31 | 63 | (51) | 55 | (44) |
| Total operating expenses | 595 | 549 | 8 | 1,734 | (66) |
| Operating profit/(loss) | 675 | 489 | 38 | (317) | >100 |
| Share of profits of associates | 12 | 9 | 33 | 15 | (20) |
| **Operating profit/(loss) before tax** | 687 | 498 | 38 | (302) | >100 |
| Income tax expense | 133 | 88 | 51 | 94 | 41 |
| **Net profit/(loss)** | 554 | 410 | 35 | (396) | >100 |
| Attributable to: | | | | | |
| **Shareholders** | 518 | 373 | 39 | (441) | >100 |
| Minority interests | 36 | 37 | (3) | 45 | (20) |
| | 554 | 410 | 35 | (396) | >100 |

NM: Not meaningful

# DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

## Unaudited Balance Sheet as at

| | GROUP | | | COMPANY | | |
|---|---|---|---|---|---|---|
| In $ millions | Mar 31 2006 | Dec 31 2005 [1] | Mar 31 2005 | Mar 31 2006 | Dec 31 2005 [1] | Mar 31 2005 |
| **ASSETS** | | | | | | |
| Cash and balances with central banks | 9,210 | 4,986 | 9,935 | | | |
| Singapore Government securities and treasury bills | 10,999 | 9,846 | 11,386 | | | |
| Due from banks | 22,647 | 23,816 | 27,851 | | | |
| Other financial securities at fair value through profit or loss | 15,574 | 14,989 | 12,593 | | | |
| Positive replacement values | 9,608 | 8,792 | 9,450 | | | |
| Loans and advances to customers | 78,818 | 79,462 | 71,055 | - | - | 3 |
| Non-trading investments | 22,452 | 23,102 | 21,846 | | | |
| Securities pledged | 2,548 | 2,380 | 4,412 | | | |
| Subsidiaries | - | - | - | 6,822 | 6,790 | 6,850 |
| Investments in associates | 550 | 585 | 512 | | | |
| Goodwill on consolidation | 5,834 | 5,803 | 6,931 | | | |
| Properties and other fixed assets | 1,638 | 1,662 | 1,785 | | | |
| Deferred tax assets | 38 | 51 | 91 | | | |
| Other assets | 3,954 | 4,730 | 4,392 | | | |
| TOTAL ASSETS | 183,870 | 180,204 | 182,239 | 6,822 | 6,790 | 6,853 |
| **LIABILITIES** | | | | | | |
| Due to banks | 10,674 | 8,959 | 13,708 | | | |
| Negative replacement values | 9,570 | 8,537 | 9,291 | | | |
| Due to non-bank customers | 119,067 | 116,884 | 115,931 | | | |
| Bills payable | 362 | 378 | 390 | | | |
| Current tax liabilities | 589 | 557 | 690 | | | |
| Deferred tax liabilities | 81 | 58 | 61 | - | - | - |
| Other liabilities | 10,728 | 12,274 | 10,114 | 5 | 6 | 5 |
| Other debt securities in issue [2] | 7,956 | 8,002 | 7,325 | | | |
| - due within one year | 2,756 | 2,664 | 2,941 | | | |
| - due after one year | 5,200 | 5,338 | 4,384 | | | |
| Subordinated term debts | 5,077 | 5,365 | 5,372 | | | |
| TOTAL LIABILITIES | 164,104 | 161,014 | 162,882 | 5 | 6 | 5 |
| NET ASSETS | 19,766 | 19,190 | 19,357 | 6,817 | 6,784 | 6,848 |
| **EQUITY** | | | | | | |
| Share capital | 8,165 | 8,132 | 8,083 | 3,894 | 3,861 | 3,812 |
| Treasury shares | (117) | (117) | (117) | - | - | - |
| Other reserves | 2,615 | 2,542 | 2,417 | 50 | 49 | 37 |
| Revenue reserve | 6,685 | 6,167 | 6,540 | 2,873 | 2,874 | 2,999 |
| SHAREHOLDERS' FUNDS | 17,348 | 16,724 | 16,923 | 6,817 | 6,784 | 6,848 |
| Minority interests | 2,418 | 2,466 | 2,434 | - | - | - |
| TOTAL EQUITY | 19,766 | 19,190 | 19,357 | 6,817 | 6,784 | 6,848 |
| **OFF BALANCE SHEET ITEMS** | | | | | | |
| Contingent liabilities | 10,002 | 8,769 | 7,633 | | | |
| Commitments | 76,401 | 75,804 | 63,497 | | | |
| Financial derivatives | 1,444,019 | 1,359,935 | 1,583,295 | | | |
| **OTHER INFORMATION** | | | | | | |
| Net asset value per ordinary share ($) | | | | | | |
| (i) Based on existing ordinary share capital | | | | 4.50 | 4.48 | 4.54 |
| (ii) Assuming conversion of outstanding preference shares to ordinary shares | | | | 4.35 | 4.34 | 4.39 |

Notes:
1/ Audited
2/ Includes secured amount of $2,204 million as at March 31, 2006 (December 31, 2005: $2,018 million; March 31, 2005: $1,795 million). These are mainly secured by properties and securities.

# DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

## Unaudited Statement of Changes in Equity

| GROUP | Attributable to Shareholders | | | | | |
|---|---|---|---|---|---|---|
| In $ millions | Share capital 1/ | Treasury shares | Other reserves | Revenue reserve | Minority interests | Total equity |
| Balance at January 1, 2006 | 8,132 | (117) | 2,542 | 6,167 | 2,466 | 19,190 |
| Exercise of share options | 33 | | | | | 33 |
| Net exchange translation adjustments | | | 12 | | (36) | (24) |
| Share of associates' capital reserves | | | 2 | | | 2 |
| Cost of share-based payments | | | 5 | | | 5 |
| Available-for-sale investments/Cash flow hedge: | | | | | | |
| - Net valuation taken to equity | | | 56 | | | 56 |
| - *Transferred to income statement on sale* | | | 33 | | | 33 |
| - Tax on items taken directly to or transferred from equity | | | (35) | | | (35) |
| Net profit for the period | | | | 518 | 36 | 554 |
| Dividends paid to minority interests | | | | | (48) | (48) |
| **Balance at March 31, 2006** | 8,165 | (117) | 2,615 | 6,685 | 2,418 | 19,766 |
| Balance at January 1, 2005 | 8,066 | (126) | 2,328 | 6,176 | 2,431 | 18,875 |
| On adoption of FRS 39 at January 1, 2005 | | | 292 | (9) | | 283 |
| Exercise of share options | 15 | | | | | 15 |
| Net exchange translation adjustments | | | 7 | | 14 | 21 |
| Share of associates' capital reserves | | | 2 | | | 2 |
| Cost of share-based payments | | | 10 | | | 10 |
| Draw-down of reserves upon vesting of performance shares | | 9 | (9) | | | - |
| Reclassification of reserves upon exercise of share options | 2 | | (2) | | | - |
| Available-for-sale investments/Cash flow hedge: | | | | | | |
| - Net valuation taken to equity | | | (257) | | | (257) |
| - Transferred to income statement on sale | | | 27 | | | 27 |
| - Tax on items taken directly to or transferred from equity | | | 19 | | | 19 |
| Net profit for the period | | | | 373 | 37 | 410 |
| Dividends paid to minority interests | | | | | (48) | (48) |
| **Balance at March 31, 2005** | 8,083 | (117) | 2,417 | 6,540 | 2,434 | 19,357 |

| COMPANY<br>In $ millions | Share capital 1/ | Other reserves | Revenue reserve | Total equity |
|---|---|---|---|---|
| Balance at January 1, 2006 | 3,861 | 49 | 2,874 | 6,784 |
| Exercise of share options | 33 | | | 33 |
| Cost of share-based payments | | 1 | | 1 |
| Net loss for the period | | | (1) | (1) |
| **Balance at March 31, 2006** | 3,894 | 50 | 2,873 | 6,817 |
| Balance at January 1, 2005 | 3,795 | 35 | 3,000 | 6,830 |
| Exercise of share options | 15 | | | 15 |
| Cost of share-based payments | | 4 | | 4 |
| Reclassification of reserves upon exercise of share options | 2 | (2) | | - |
| Net loss for the period | | | (1) | (1) |
| **Balance at March 31, 2005** | 3,812 | 37 | 2,999 | 6,848 |

Note:
1/ *Share capital included Capital redemption reserves and Share premium of DBS Bank prior to restructuring of DBS Bank under a financial services holding company,* DBSH, pursuant to a scheme of arrangement under Section 210 of Singapore Companies Act on 26 June 1999 (previously disclosed under Non-distributable reserves).

# DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

## Unaudited Consolidated Statement of Cash Flows

| In $ millions | 1st Qtr 2006 | 1st Qtr 2005 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Operating profit before tax | 687 | 498 |
| *Adjustments for non-cash items:* | | |
| Provisions for credit and other losses | 31 | 63 |
| Depreciation of properties and other fixed assets | 33 | 38 |
| Share of profits of associates | (12) | (9) |
| Net gain on disposal of properties and other fixed assets | - | (3) |
| Net gain on disposal of non-trading investments | (38) | (25) |
| Operating profit before changes in operating assets & liabilities | 701 | 562 |
| *Increase/(Decrease) in:* | | |
| Change in restricted balances with central banks | 811 | (60) |
| Due to non-bank customers | 2,183 | 2,725 |
| Due to banks | 1,715 | 2,769 |
| Other liabilities including bills payable | (502) | 59 |
| *(Increase)/Decrease in:* | | |
| Singapore Government securities and treasury bills | (1,107) | 370 |
| Other financial securities at fair value through profit or loss | 2,202 | (920) |
| Other assets | (239) | 382 |
| Due from banks | 1,163 | (2,683) |
| Loans and advances to customers | 608 | (1,456) |
| **Net cash generated from operating activities (1)** | 7,535 | 1,748 |
| **Cash flows from investing activities** | | |
| Dividends from associates | 16 | 11 |
| Purchase of properties and other fixed assets | (39) | (21) |
| Net increase/(decrease) in non-trading investments | 716 | (178) |
| Proceeds from disposal of properties and other fixed assets | 3 | 4 |
| **Net cash generated from/(used in) investing activities (2)** | 696 | (184) |
| **Cash flows from financing activities** | | |
| Increase in share capital | 33 | 17 |
| Net (decrease)/increase in debt securities and borrowings | (364) | 473 |
| Dividends paid to minority interests | (48) | (48) |
| **Net cash (used in)/generated from financing activities (3)** | (379) | 442 |
| Exchange translation adjustments (4) | 16 | 8 |
| **Net change in cash and cash equivalents (1)+(2)+(3)+(4)** | 7,868 | 2,014 |
| **Cash and cash equivalents at January 1** | 9,408 | 14,900 |
| **Cash and cash equivalents at March 31** | 17,276 | 16,914 |

# DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

## Selected Notes to the Accounts

## Issuance of Ordinary Shares

There were 1,497,857,345 issued and fully paid-up ordinary shares at December 31, 2005. During the quarter from January 1, 2006 to March 31, 2006, the Group issued 2,641,403 ordinary shares upon the exercise of share options pursuant to the DBSH Share Option Plan, bringing the total outstanding number of ordinary shares to 1,500,498,748 at March 31, 2006. The weighted average number of ordinary shares was 1,498,839,593 for the quarter ended March 31, 2006. On a dilutive basis, the weighted average number of ordinary shares was 1,569,210,731 for the current quarter. This took into account the effect of a full conversion of non-voting convertible preference shares ("CPS") and non-voting redeemable CPS, and the exercise of all outstanding share options granted to employees when such shares would be issued to a price lower than the average share price during the quarter.

New ordinary shares that would have been issued on conversion of preference shares and exercise of share option are as follows:

| (Number) | Mar 31, 2006 | Dec 31, 2005 | Mar 31, 2005 |
|---|---|---|---|
| Conversion of non-voting CPS | 120,436 | 120,436 | 120,436 |
| Conversion of non-voting redeemable CPS | 66,475,374 | 66,475,374 | 66,475,374 |
| Exercise of share options | 36,506,393 | 39,474,281 | 47,944,623 |

# News Release

RECEIVED
2006 MAY -5 P 12:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DBS

Ref No. 10/2006

**DBS FIRST-QUARTER EARNINGS RISE 39% TO $518 MILLION**

* * *

***Broad-based improvement in interest and non-interest income underpins stronger performance***

SINGAPORE, 28 April 2006 – DBS Group Holdings announced today that net profit for the first quarter to March 31, 2006 rose 39% year on year to $518 million. Total operating income grew 22% as interest and fee income continued to expand while trading income recovered after several quarters of subdued market activity.

The increase in total operating income compared to a year ago resulted from a combination of healthier interest margins, higher business volumes and a better trading environment as market conditions improved.

Compared to fourth quarter 2005, net profit was 35% higher while total operating income grew 14% if one-time gains and goodwill charges booked during the previous quarter were excluded. First quarter loan volumes, however, dipped slightly from December 2005 after 12 consecutive quarters of growth due to declines in housing loans in Singapore and Hong Kong as DBS exercised discipline amid intense mortgage competitive pricing pressures.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

**Interest income and margins at quarterly record**

Net interest income climbed 24% from a year ago and 6% from the previous quarter to a record $850 million.

Interest margins rose from 1.82% a year ago and 2.06% in the previous quarter to a record 2.23%. In Singapore, loan yields, including housing loan yields, continued to increase across the board while the increase in funding costs was slower. In Hong Kong, the spread between prime lending rates and funding costs reached their highest level in five quarters.

Customer loans rose 11% from a year ago to $78.8 billion from lending to corporates and SMEs across the region. Compared to December 2005, customer loans fell 1% as housing loans declined 2%. Higher interest rates encouraged residential mortgage borrowers in Singapore to repay portions of their loans ahead of schedule with lower-yielding Central Provident Fund savings, while the housing loan market remained competitive in Hong Kong. By geographical region, a fall in customer loans booked in Singapore and Hong Kong was partially offset by higher volumes from the rest of the region.

The overall loan-deposit ratio stood at 66%, up from 61% a year ago but lower than the 68% in December 2005 as deposits continue to grow.

**Non-interest income up 19% as both fee and trading incomes grow**

Non-interest income amounted to $420 million, up 19% from a year ago and 34% from the previous quarter.


DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

Fee income rose 14% from a year ago and 9% from the previous quarter to $262 million. The strongest growth was from fund management and stockbroking as a result of buoyant equity markets, while fees from trade and remittances, credit cards and wealth management also increased.

Sales of unit trusts, bancassurance and structured deposits were 7% below a year ago but rose 32% from the previous quarter to $1.92 billion. Unit trust sales were boosted by improved investor sentiment.

Net trading income from trading businesses amounted to $113 million, compared to $73 million a year ago and $5 million in the previous quarter. There were increased trading opportunities in foreign exchange and interest rate instruments, as well as higher demand from corporate and SME clients to hedge their foreign exchange risks against more volatile currency markets.

**Cost-income ratio improves to 44%**

Operating expenses grew 16% from a year ago and 2% from the previous quarter to $564 million. Staff costs increased 13% from a year ago on a 9% rise in headcount to 12,673. Compared to the previous quarter, headcount fell slightly while staff costs grew 8% as a result of higher bonuses and salaries amid a tight labour market. Non-staff costs were 19% higher than a year ago as technology and general expenses rose, but they were slightly below the previous quarter's.

With total operating income rising faster than operating expenses, the cost-income ratio improved to 44% from 47% a year ago and 49% in the previous quarter.


DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

**Asset quality remains strong**

The non-performing loan rate of 2.1% was unchanged from the previous quarter and below the 2.4% a year ago. Total non-performing assets, including debt securities and contingent liabilities, fell to $1.75 billion, 9% below a year ago and 6% below the previous quarter.

Specific provision charges set aside for loans amounted to $40 million or 20 basis points of average loans, compared to the 25 basis points a year ago and the 35 basis points in the previous quarter. Provision charges for new NPLs were lower during the quarter than in the two comparative periods and more than offset a decline in provision write-backs for loan recoveries. A general provision charge of $14 million was also taken during the quarter as a result of higher off balance sheet liabilities.

Total cumulative provision coverage reached 100%, the highest in DBS' history, compared to 97% in December 2005 and 90% a year ago.

The total capital adequacy ratio stood at 14.1% with the tier-1 ratio at 10.2%, both comfortably above minimum regulatory requirements.

DBS Vice-Chairman and CEO Jackson Tai said, "Our better top-line revenues and bottom-line profit reflect margin expansion as well as our work over many quarters to re-shape our asset mix and grow our loan book. We are encouraged by the sustained growth in net interest margins and income, and the double digit increase in fee and trading income. We will build on this momentum as we continue to grow our customer franchise across the region."

The Board of Directors declared an ordinary dividend of 17 cents per share for the quarter, unchanged from the previous quarter but 55% above the 11 cents per share paid a year ago.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

**About DBS**

Headquartered in Singapore, DBS is one of the largest financial services groups in Asia with almost five million customers and operations in 14 markets. The largest bank in Singapore and the fifth largest banking group in Hong Kong as measured by assets, DBS' "AA-" and "Aa2" credit ratings are among the highest in the Asia-Pacific region. DBS has leading positions in consumer banking, treasury and markets, asset management, securities brokerage, equity and debt fund raising. Beyond the anchor markets of Singapore and Hong Kong, DBS serves corporate, institutional and retail customers through its operations in China, India, Indonesia, Malaysia, Thailand and The Philippines. More information about DBS Group Holdings and DBS Bank can be obtained from our website www.dbs.com.

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*For more information, contact:*

*Karen Ngui*
*Group Strategic Marketing & Communications*
*DBS Bank*
*Email: karennqui@dbs.com*
*Tel: (65) 6878 3008*
*Fax: (65) 6222 4478*
*Mobile: (65) 9030 8080*

*Michael Sia*
*Investor Relations*
*DBS Bank*
*Email: michaelsia@dbs.com*
*Tel: (65) 6878 4751*
*Fax: (65) 6226 3702*
*Mobile: (65) 9636 9472*